

May 31, 2006

Mr. Frank Drohan
President & Chief Executive Officer
Alfa International Holdings Corp.
350 Fifth Avenue, Suite 1103
New York, NY 10118

> **Re: Alfa International Holdings Corp.**
> **Registration Statement on Form SB-2**
> **Filed on May 5, 2006**
> **File No. 333-131217**

Dear Mr. Drohan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Management's Discussion and Analysis or Plan of Operation
Critical Accounting Policies, page 11

1.   We note that the issuance of convertible debentures required you to use judgments and make estimates in determining the appropriate value to allocate to the various features of the debentures. These judgments and estimates, in turn, had a direct effect on the ultimate value recorded for the convertible debentures. As such, please provide a discussion in your critical accounting policies section to address

how the valuation of the debentures may have changed had your assumptions been different, including the effects of any current market conditions or economic factors.

General Statement: Factors that may affect future results, page 12

2.   We note that you currently have minimal revenue sources and that the independent auditor's report contains a modification concerning your ability to continue as a going concern. Accordingly, please expand your disclosure to discuss your specific plans for obtaining additional funds, as well as the consequences should you be unable to raise sufficient funds to pursue your business plan as outlined. Include a discussion of how long you can continue to satisfy your cash requirements before additional funding will be necessary. See Item 303 (a)(1)(i) of Regulation S-B. As appropriate, please make a similar revision to the information provided in the "Liquidity and Capital Resources" section and expand the disclosure in your financial statement notes.

Results of Operations

Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004, page 12

3.   Please revise to include a brief discussion of the differences between branded products and private-label products as they relate to your company, including the reasons that each impacts your operations differently.

Note 1 – Nature of the business and summary of significant accounting policies

Revenue Recognition, page F-7

4.   Please expand your description of your revenue recognition policy to include a discussion of your accounting policy related to such things as the customer's right of return, product warrantees issued, and consignment sales, if applicable. In addition, consideration should be given to the inclusion of a brief discussion of your accounting policy related to revenue recognition in the real estate development business under Journey of Light.

Note 3 – Journey of Light, Inc, page F-9

5.   Please expand your disclosures to comply with the requirements of paragraph 51b of SFAS 141. Please also tell us the significant components of JOL's liabilities at the acquisition date.

6.   It appears that you have not fully complied with the requirements of Items 310 (c) and (d) of Regulation S-B. This information is also required to be included in your Form SB-2 pursuant to Item 22 of the form. In this regard, if JOL's audit report is included in your Form SB-2, a corresponding accountant's consent is required in the filing as well. Please revise or advise.

Note 5 – Commitments

Factoring Agreement, page F-11

7.   Please tell us more about the significant contractual terms of your factoring agreement and your method of accounting for same. We assume that these transactions are accounted for as sales of financial assets because the transferee assumes the full risk of collection, without recourse to you in the event of loss. We also assume that debtors send payments to the transferee. If our understanding is correct, please revise your disclosures to so state. Alternatively, please explain how your arrangements differ. In addition, please expand your disclosures to address the relative significance of these arrangements. That is, please disclose the dollar amounts of the receivables factored each period, the contractual percentage paid to the factor and the minimum monthly amount of fees you agreed to pay before the agreement was modified.

Note 7 – Convertible Debenture, page F-14

8.   Please confirm that your beneficial conversion feature was calculated in accordance with EITF 00-27, Issue 1 of Part II. Specifically, we assume that you first allocated the proceeds received to the warrant and the convertible debenture on a relative fair value basis. We also assume that you then measured the intrinsic value of the embedded conversion feature based only upon the amount of proceeds allocated to the convertible debt. Please confirm or advise supplementally.

Note 10 – Subsequent events, page F-16

9.   Regarding the $1,000,000 that JOL received from the State of Qatar on May 1, 2006, please explain why no receivable was recorded for this amount prior to its receipt. It would appear from the disclosures in the JOL financial statements, as provided in the March 30, 2006 Form 8-K filing, that Qatar was contractually obligated to JOL for reimbursement of costs related to the feasibility study that was performed. As such, please explain why you believe that there was not pervasive evidence to support the recording of a receivable in some amount.

10.   In addition, please tell us the exact nature and composition of the amount recovered. That is, was the recovery solely a reimbursement of costs actually

expended or did it also cover payments of penalties, interest or other such items. Quantify the individual components of the amount recovered if applicable. Finally, please quantify the amount of the actual recoverable expenditures incurred by JOL on this project.

Item 26. Recent Sales of Unregistered Securities, page II-2

11.   Please explain how the sales of unregistered securities in 2005 listed hereon correspond with the activity shown on the consolidated statements of changes in stockholders' equity on page F-5.

Exhibit 23.1

12.   Please provide a currently dated consent of the independent accountants with your next amendment.

General

13.   Consideration should be given to the updating requirements of Item 310(g) of Regulation S-B.

*   *   *   *   *

As appropriate, please revise your submission in response to these comments. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised submission that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised submission and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of a filed registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your submission or in response to our comments on your submission.

We will consider a written request for acceleration of the effective date of a filed registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in that registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at 202-551-3381, or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,



David R. Humphrey
Accounting Branch Chief

cc (via fax): Marcelle Balcombe